SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(RULE 13D-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C) AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)*

(Amendment No. 2)*

Anacomp, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03237E108

(CUSIP Number)

May 3, 2002

(Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03237E108	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Special Value Investment Management, LLC (95-4759860) (1)

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0

	6	SHARED VOTING POWER: 715,185

	7	SOLE DISPOSITIVE POWER: 0

	8	SHARED DISPOSITIVE POWER: 715,185

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,185

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 17.75%(2)

12	TYPE OF PERSON REPORTING (SEE INSTRUCTIONS): IA, OO

(1)	Special Value Investment Management, LLC serves as investment advisor to, inter alia, Special Value Bond Fund II, LLC, a Delaware limited liability company, which is the registered holder of a portion of the Anacomp common stock beneficially owned by Special Value Investment Management, LLC.

(2)	Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of January 31, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended December 31, 2001, filed on February 19, 2002.

CUSIP No. 03237E108	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) SVIM/MSMII, LLC (52-2263031)

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0

	6	SHARED VOTING POWER: 705,185

	7	SOLE DISPOSITIVE POWER: 0

	8	SHARED DISPOSITIVE POWER: 705,185

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 705,185

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 17.50%(1)

12	TYPE OF PERSON REPORTING (SEE INSTRUCTIONS): OO

(1)  Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of January 31, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended December 31, 2001, filed on February 19, 2002.

CUSIP No. 03237E108	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0

	6	SHARED VOTING POWER: 715,185

	7	SOLE DISPOSITIVE POWER: 0

	8	SHARED DISPOSITIVE POWER: 715,185

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,185

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 17.75%(1)

12	TYPE OF PERSON REPORTING (SEE INSTRUCTIONS): IN

(1)  Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of January 31, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended December 31, 2001, filed on February 19, 2002.

CUSIP No. 03237E108	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum & Co., LLC (95-4587347)

2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER: 0

	6	SHARED VOTING POWER: 715,185

	7	SOLE DISPOSITIVE POWER: 0

	8	SHARED DISPOSITIVE POWER: 715,185

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,185

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 17.75%(1)

12	TYPE OF PERSON REPORTING (SEE INSTRUCTIONS): OO

(1) Based on 4,030,000 shares of Class A Common Stock of Anacomp, Inc. outstanding as of January 31, 2002, as reported by Anacomp, Inc. in its Form 10-Q for the quarterly period ended December 31, 2001, filed on February 19, 2002.

Item 1(a).	Name of Issuer: Anacomp, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 12365 Crosthwaite Circle Poway, California 92064

Item 2(a).	Name of Persons Filing:

                    This Amendment No. 2 to Statement on Schedule 13G is being filed by Special Value Investment Management, LLC, a Delaware limited liability company (“SVIM”), SVIM/MSMII, LLC, a Delaware limited liability company (“SVIM/MSMII”), Mr. Michael E. Tennenbaum (“Mr. Tennenbaum”), and Tennenbaum & Co., LLC, a Delaware limited liability company (“Tennenbaum LLC”). Tennenbaum LLC is the managing member of SVIM and SVIM/MSMII. Mr. Tennenbaum is the managing member of Tennenbaum LLC.

Item 2(b).	Address of Principal Business Office: 11100 Santa Monica Boulevard, Suite 210 Los Angeles, California 90025

Item 2(c).	Citizenship:

                    SVIM is a Delaware limited liability company. SVIM/MSMII is a Delaware limited liability company. Mr. Tennenbaum is a United States citizen. Tennenbaum LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

                    Class A Common Stock, par value $0.01 per share (“Common Stock”), of Anacomp, Inc. (the “Company”).

Item 2(e).	CUSIP Number: 03237E108.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act.
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(I)    SVIM, TENNENBAUM LLC AND MR. TENNENBAUM:

(a)	Amount Beneficially Owned: 715,185 shares of Class A Common Stock

(b)	Percent of Class: 17.75%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 715,185

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 715,185

(II)    SVIM/MSMII:

(a)	Amount Beneficially Owned: 705,185 shares of Class A Common Stock

(b)	Percent of Class: 17.50%

(c)	Number of Shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 705,185

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of:705,185

Item 5.	Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Special Value Bond Fund II, LLC, a Delaware limited liability company, which is an affiliate of the reporting persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 705,185 shares of Class A Common Stock, which is more than 5% of the Class A Common Stock of the Company. A separate account that is an affiliate of the reporting persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 shares of Class A Common Stock, which is less than 5% of the Class A Common Stock of the Company

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPECIAL VALUE INVESTMENT MANAGEMENT, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSMII, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by: /s/ Michael E. Tennenbaum
Name:	Michael E. Tennenbaum
Its:	Managing Member
Date:	May 10, 2002

MICHAEL E. TENNENBAUM /s/ Michael E. Tennenbaum Michael E. Tennenbaum Date: May 10, 2002

EXHIBIT INDEX

     Exhibit 1: Joint Filing Agreement dated March 19, 2002 (filed as an exhibit to the Statement on Schedule 13G)